[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8272
Fax: (212) 859-4000
stuart.gelfond@friedfrank.com

July 23, 2015

VIA EDGAR

Ms. Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Holdings Inc.

Form 20-F for the Year Ended December 31, 2014

Filed April 3, 2015

File No. 001-33311

Dear Ms. Raminpour:

This letter sets forth the response of Navios Maritime Holdings Inc. (the “Company”) to the comment letter, dated July 10, 2015, of the staff of the Division of Corporate Finance (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”) that was filed with the United States Securities and Exchange Commission on April 3, 2015.

In order to facilitate your review, we have repeated each comment in its entirety in italics in the original numbered sequence. Page references in the responses below are to the 2014 Form 20-F.

Securities and Exchange Commission

July 23, 2015

Item 5.	Operating and Financial Review and Prospects

F. Contractual Obligations as at December 31, 2014, Page 108

1.	Please revise to include estimated interest payments on outstanding long-term debt obligations. Because the table is aimed at increasing transparency of cash flows, it appears that interest payments should be disclosed. You may either disclose estimated interest payments in the table of contractual obligations or in a footnote to the table. Additionally, please disclose any assumptions used to arrive at the estimated amounts based on variable rates. Please refer to Item 5.F of the General Instructions to Form 20-F.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in its future filings, beginning with its interim report for the six months ended June 30, 2015 on Form 6-K, to include estimated interest payments in a footnote to the table of contractual obligations and will include disclosure regarding any significant assumptions used to calculate such amounts.

Critical Accounting Policies

Impairment of Long lived Assets, Page 109

2.	We note that in developing your estimates of future undiscounted projected operating cash flows you utilize an estimated daily time charter equivalent for the unfixed days based on the most recent 10-year average historical one-year time charter rates adjusted for outliers in addition to charter revenues from existing time charters for the fixed fleet days. We also note that the 10-year historical average rates used in determining your future cash flows for impairment testing were 118.6% higher than the daily time charter equivalent rate that your owned fleet achieved in the fiscal year 2014. Please explain to us why you believe it is appropriate to use a 10-year average historical rate in developing your projections for charter revenues and that such rates are representative of expected future rates relative to averages for shorter periods especially in relation to actual rates for 2014 and 2015 and the majority of your charter contracts expire and are up for renegotiation in 2015 and 2016. Finally, please tell us and disclose the amounts of further estimated unrealized loss by which the carrying value exceeds the estimated fair value of the three, sixteen and nine vessels using the 5-year, 3-year and 1-year historical averages in lieu of the 10-year historical average.

Response:

As the average age of the Company’s vessels, as of December 31, 2014, was eight years and the remaining expected economic life of its vessels was approximately 17 years, management believes that performing its impairment test utilizing the 10-year historical average charter rate for similar vessels is most appropriate because the 10-year historical average, widely used in the shipping industry, is most likely to encompass the charter rate cycles that the Company’s fleet will experience over its remaining expected economic life.

Securities and Exchange Commission

July 23, 2015

Given that the charter rates are cyclical and can be volatile, using rolling average rates over short periods tends to capture a single cyclical peak or valley or a portion of such a rate movement. These shorter-period benchmarks would only generate snapshots of charter rates and would not be an accurate basis for assessing the value of an asset with an approximately 25-year useful life. For these reasons, the Company believes it is appropriate to also use the 10-year average historical rate in developing its projections for charter revenues for unfixed days related to contracts that expire or are up for renegotiation in 2015 and 2016. From the Company’s inception and as previously noted in its letter to the Staff dated December 21, 2012 (please refer to the Company’s response to Comment #4), it has consistently applied this policy through the market cyclical peaks or valleys.

In light of the Staff’s comment, the Company will revise its disclosure in future filings of its Annual Report on Form 20-F to include an analysis that shows the 5-year, 3-year and 1-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average and the effect the use of each of these rates would have on the Company’s impairment analysis.

The additional disclosure the Company proposes to include in its future filings is set forth below:

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the 10-year historical average (of the one-year charter rate for similar vessels). We consider this approach to be reasonable and appropriate. However, for the purposes of presenting our investors with additional information to determine how the Company’s future results of operations may be impacted, we set forth below an analysis that shows the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels) and the effect the use of each of these rates would have on the Company’s impairment analysis.

	December 31, 2015		December 31, 2014
	Number of Vessels(*)	Amount (U.S. millions)(**)	Number of Vessels(*)	Amount (U.S. millions)(**)
5-year historical average rate			3	25.1
3-year historical average rate			16	209.9
1-year historical average rate			9	80.2

(*)	Number of vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that exceeds the estimated fair value (the unrealized loss).

Securities and Exchange Commission

July 23, 2015

Goodwill and Other Intangibles, Page 113

3.	Confirm if you performed Step 1 of your goodwill impairment test and, if so, tell us if you determined the estimated fair value of your reporting units substantially exceeded their carrying value. To the extent that your reporting units have an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of most recent test and the amount of goodwill allocated to the reporting unit if your reporting units differ from your reporting segments. Please refer to Item 5.D of Form 20-F and Section V of SEC Release No. 33-8350.

Response:

The Company acknowledges the Staff’s comment and confirms that it performed step one of the goodwill impairment test pursuant to ASC 350-35-4 to 6 as of December 31, 2014 and that the estimated fair value of each of its reporting units substantially exceeded their carrying values. In the future, to the extent that the estimated fair value of the Company’s reporting units is not substantially in excess of their carrying values, the Company will disclose the percentage by which the fair value of the reporting unit(s) exceeded its carrying value.

***

If you have any questions, please feel free to contact the undersigned at 212.859.8272 or Mark Hayek at 212.859.8890 at Fried, Frank, Harris, Shriver & Jacobson LLP.

Sincerely,

/s/ Stuart Gelfond
Stuart Gelfond

cc:	Melissa Gilmore (Securities and Exchange Commission)

George Achniotis (Navios Maritime Holdings Inc.)

Vasiliki Papaefthymiou (Navios Maritime Holdings Inc.)

Mark Hayek (Fried, Frank, Harris, Shriver & Jacobson LLP)